Mail Stop 0510

      April 19, 2005

Via U.S. mail and facsimile

Mr. Joseph Mazin
President and Chief Executive Officer, The Flamemaster Corporation 11120 Sherman Way
Sun Valley, CA  91352

	RE:	Form 10-KSB for the fiscal year ended September 30, 2004
			File No. 0-2712

Dear Mr. Mazin:

		We have reviewed this filing and your response to our letter dated February 7, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. We note your proposed disclosure in response to our prior comment
2. The conclusions regarding the effectiveness of your controls and procedures should be as of the end of the period covered by the report rather than within 90 days before the filing date of the report. Please revise and include in an amendment to your Form 10-
KSB.  See Item 307 of Regulation S-B for guidance.

Financial Statements

Statement of Income, page 15

3. We note your response to prior comment 10. It is not clear how you determined it is appropriate to include interest as well as other income and expense in income from operations. Please present interest and other non-operating items below income from operations before income taxes in an amendment to your Form 10-KSB.

Statement of Shareholders` Equity, page 17

4. We note your response to prior comment 13. As previously requested, tell us why you did not transfer amounts from retained earnings to common stock and additional paid-in capital for an amount equal to the fair value of the additional shares issued. Refer to paragraph 10 of Chapter 7B of ARB No. 43.

5. We note your response to prior comment 14. It does not appear that the one for ten reverse stock split is reflected in the revised balance sheet provided with your response. We remind you that changes to common stock resulting from stock splits (including reverse stock splits) which occur after the close of the period but before issuance of the financial statements should be reflected retroactively in the latest balance sheet. Refer to SAB Topic 4:C.

Statement of Cash Flows, page 18

6. We note your change to the statement of cash flows in response to
prior comment 17. The disclosure in Note N of your financial statements indicates that the preferred restricted stock was issued during the year ended September 30, 2003 in exchange for
outstanding
debt.  Given this, it is not clear why you are continuing to present
this as a cash transaction on your statement of cash flows.
Please
advise.  Please also disclose your non-cash transactions either in
a
narrative form or summarized in a schedule pursuant to paragraph
32
of SFAS 95.

7. We note your response to prior comment 19. Given the guidance of paragraphs 15 through 17 of SFAS 95, it is not clear how you determined it is appropriate to include cash flows related to loans provided to employees in cash flows from operating activities. Please advise or revise in an amendment to your Form 10-KSB.

Note A - Summary of Significant Accounting Policies, page 19

8. We note your response to prior comment 21. Please also disclose the types of expenses that are included in the cost of goods sold line item and the types of expenses included in the selling and administrative expenses line item.

9. We note your response to prior comment 22. It appears that amounts billed to customers for shipping costs are recorded as a reduction of selling expenses instead of as revenue. Please clarify and tell us how your accounting of shipping costs billed to customers complies with paragraph 5 of EITF 00-10. Please also disclose the amount of shipping costs included in the selling and administrative expenses line item as required by paragraph 6 of EITF 00-10.

10. We note your response to prior comment 23. Please disclose how you are accounting for the investment in Starbiz Corporation. In this regard, it is unclear why you have an investment in a former subsidiary that was spun off to your shareholders as discussed in Note N.

Revenue Recognition, page 19

11. We note your responses to prior comments 24 and 25. Please revise your revenue recognition policy to incorporate your responses to these comments.

Note I - Income per Common Share, page 23

12. We note your response to prior comment 28. Given that there were no securities that could potentially dilute EPS that are excluded from your calculation of diluted EPS, please tell us how your outstanding stock options are reflected in the EPS calculations provided in response to prior comment 33.

Note L - Sales Information and Major Customers, page 24

13. We note your response to prior comment 29. Please disclose the amount of revenues from each customer that accounted for 10% or more of your consolidated revenues in accordance with paragraph 39 of SFAS
131.

Note N - Long Term Debt (Prior Years), page 25

14. We note your response to prior comment 30. You state that Starbiz was set up as a separate corporation to hold investments in equity securities. It remains unclear why you did not report Starbiz as a discontinued operation. Tell us how you determined Starbiz did not qualify as a component of an entity as defined by paragraph 41 of
SFAS 144.

Note O - Subsequent Events, page 27

15. We note your response to prior comment 32 as well as your Form
8-
K filed on April 1, 2005. As previously requested, tell us how you will account for the transaction with The Best Group. Please cite the accounting literature you will use.

Exhibit 11

16. We note your response to prior comment 33. Your proposed disclosure only presents the information for the year ended September
30, 2004. In this regard, please revise to present your earnings per share calculations for each period for which an income statement is presented as required by paragraph 40 of SFAS 128.

FORM 10-QSB FOR THE PERIOD ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

17. Please address the comments above in your interim filings as well.

Item 3.  Controls and Procedures

18. The conclusions regarding the effectiveness of your controls and procedures should be as of the end of the period covered by the report rather than within 90 days before the filing date of the report. Please revise and include in an amendment to your Form 10-
QSB.  See Item 307 of Regulation S-B for guidance.

19. Given that your certification filed as Exhibit 31 includes the introductory language in paragraph 4, which refers to the certifying officers` responsibility for establishing and maintaining internal controls over financial reporting, as well as paragraph 4(b), we would expect to see all of the disclosures required by Item 308 of Regulation S-B. Please either remove the introductory language in paragraph 4 as well as paragraph 4(b) or provide all of the disclosures required by Item 308 of Regulation S-B. Refer to SEC Release No. 33-8392.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or Nudrat Salik, Review Accountant at (202) 942-7769, in their absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Joseph Mazin
April 19, 2005
Page 2 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE